UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549





                                 FORM 10-SB12G/A
                                Amendment No. 2


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
               Under Section 12(g) of The Securities Exchange Act
                                     of 1934

                                   J R E INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


           NEW YORK                                            11-3579470
--------------------------------                          ---------------------
 (State or other jurisdiction                            (I.R.S Employer ID No.)
of incorporation or organization)


 57 Main Street, East Hampton, New York                               11937
 --------------------------------------                             --------
(Address of principle executive offices)                           (Zip Code)


Issuers telephone number (631) 329-7372



Securities to be registered pursuant to Section 12(g) of the Act.

                                     COMMON
                           ---------------------------
                                (Title of Class)

                                     Part I


Business J R E Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Espo's Surf & Sport. The corporation has 600 square feet of office space a 57 Main Street East Hampton, NY and internet space which offers it's products at WWW.ESPOS.NET. The company web page became fully operational January 2000. The web site is www. Espos.net. The company web page generates commission revenues on the products that it sells retail and wholesale. JRE Inc. derives its revenues by selling products supplied by third party suppliers. The corporation does not warehouse its inventory but, works as an agent for the third party suppliers. The company marks up its retail products on an average 100% markup and sells its wholesale products on a 15% markup. This is how JRE derives its revenues. JRE Inc. predecessor J. Espo's Inc. operated the web page espos.net for three years prior to the spin-off. J. Espo's Inc. does not conduct any aspect of JRE Inc. business. JRE Inc. operates the web page WWW.ESPOS.NET which offers a full line of men's, women's, and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. Along with the outerwear, J R E Inc. also offers a complete line of hard goods and gear related to the action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. JRE Inc. used third-party suppliers for the products that we sell. The specific suppliers for men's clothing, swimwear and surf gear are Quicksilver, Billabong and O'Neill. The main suppliers for women's clothing, swimwear and accessories are Roxy, O'Neill and Rusty. These are the primary sources of our apparel and sports gear. The main supplier of our beach and novelty items is Sun and Fun.

The original purpose of the company was to engage in any lawful act or activity for which corporations may be organized under the business corporation law. The corporation was also formed to use the powers, right and privileges granted or permitted to a corporation by Business Corporation Law. The original purpose of JRE Inc. was for the sale of sporting goods, apparel and accessories retail and wholesale.

J R E Inc. and its predecessors have not had filings of any bankruptcies, receiverships or similar proceedings. J R E Inc. has acquired a significant portion of assets from its predecessor J Espo's Inc. This occurred in a spin off agreement in which J R E Inc. acquired the Internet Division from J Espo's Inc. (Commission file No. 24-4212) on a one for one stock declaration of common stock dividend filed with National Association of Security Dealers, Inc pursuant to rule10b-17, of the General Rules and Regulations of the Securities and Exchange Commission. The date of declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001. The spin-off and the asset assignment agreement are both part of the same transaction. The spin-off distribution was January 2, 2001 and the assignment took place on June 7, 2001. These agreements were accomplished at different times, but were part of the same transaction. The different date of both agreements was to enable the companies the mechanisms for an orderly transition. JRE Inc. had planned to transfer the assets and the distribution of its shares at the same time. The corporation had the preliminary approval from Bridgehampton National Bank and its landlord, Old Barn Development Corp., but could not finalize these contingencies until June 7, 2001. This is the reason why the transfer of assets and the distribution of shares had taken place on two different dates. The distribution of shares to shareholders was without cost of any kind to the recipients of the spun-off stock and accordingly, no sums or other consideration of any kind. JRE Inc. was not formed to acquirer the assets of J. Espo's Inc.

Warning Statement - Investors are not acquiring any ownership interest in
J. Espo's Inc.

The consideration received by J. Espo's Inc. was that after the assets and liabilities were transferred out of the corporation, J. Espo's Inc. was then available to merge with another operating company.

Two material agreements that are discussed in this filing are the Assignment Agreement and the Declaration of Dividend (spin-off) 10b-17, which have both been filed with this statement. The Assignment Agreement covers the transfer of assets and the Declaration of Dividend covers the distribution of stock. To clarify the different dates of both agreements the 10b-17 was completed January 3, 2001 and the Assignment Agreement was completed June 7, 2001. The reason for the two different dates is that the corporation needed to get approval from its bank and landlord to accomplish this transaction. The approval for these two contingencies was needed to complete the separation of J. Espo's Inc. This is what was meant by "orderly transition".

The material terms of the agreement of the spin-off of J. Espo's Inc. was assigned the assets and liabilities of J. Espo's Inc. as follows: Prepaid expenses of $5,000, fixed assets of $1,660 and liabilities of short term debts $341.


JRE Inc. does not have any agreements with any specific parties to link websites. We do no pay any parties for referrals or recommendations and these parties do not pay us for referrals or recommendations. JRE Inc. does not have any partnership with other companies at this time.


J R E Inc. is in a very competitive business and industry. There are approximately 5,000 sites on the web that offer the related products that we sell. We would rank ourselves within the top 10% within the industry. The dominant sites in the industry are: swell.com and blue torch.com. Our competitive advantage is our relationship with our suppliers and customers, which existed prior to the Internet business revolution. The internet market for the sale of action sporting goods has increased substantially over the past three years. Surf Expo, which is the largest trade show in the surf industry, had indicated that the action sports goods sold on the Internet has increased every year for the past three years. These facts have been indicated in their trade publication, Surf Expo Publication Magazine, which is distributed at the trade show annually. J R E Inc. predecessor J Espo's Inc. had an established base of loyal customers who shop online. The company's competitive advantage over its competition is its knowledgeable customer support and marketing tactics this has enabled the company to have a competitive edge in this business. The corporation's very low operating costs have enabled the company to remain profitable, while most of its competitors have shown substantial losses. As the consumer for this product continues to demand to purchase its' products from a company that is directly involved in the action sports. J R E Inc. will have a competitive edge because its employees participate in the action sport events and are involved in the lifestyle that encompasses the company's products. This low cost marketing has been very successful and has a direct impact on the consumer in which larger corporations have large marketing expenses in which to portray this image. J R E Inc. in this very competitive industry has a unique marketing image that will enable it to excel over its competitors in this industry. There are no franchising rights, no existing or probable governmental regulations on the business and no costs and effects of compliance with environmental laws. We do not have any customers that account for more than 10% of our revenues. J R E Inc. takes goods from Surf Group Inc. on consignment to fill its orders to its customers when it is convenient and cost efficient rather than going through its third party suppliers. J R E Inc. maintains two employees.

Management's Discussion and Analysis or Plan of Operation.



The management of JRE Inc. does not feel it can give a meaningful analysis to investors for the changes in sales, cost of goods sold, selling and administrative expenses and interest income/expenses. JRE Inc. predecessor, J. Espo's Inc., revenues, expenses, and cost of goods sold were not kept for each individual division of the corporation thus making it impossible for us to give a meaningful discussion and analysis that could be understood by the investors for the year-end and interim period.

JRE Inc. operates the web page www.espos.net which offers a full line of men's, women's, and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblade, mountain biking, snowboarding and snow skiing. Along with the outerwear, JRE Inc. also offers a complete line of hard goods; hard gear refers to equipment used while playing an action sport (example: surfboard), and gear related to the action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding.

"Own your own surf shop": We derive commission on this the same way we derive commission on all products we sell. We have this phrase on our web page as a way to help our customers who are just starting to enter the surf shop market. This enables a customer who is not familiar or is opening a new surf shop a way to discuss with us their needs for the products we supply.

J R E Inc. current revenues will meet its cash requirements for the next twelve months. JRE Inc. has a $25,000 line of credit with Bridgehampton National Bank. For the next twelve months we only need to make purchases for sales and we have enough cash on hand and with our line of credit with Bridgehampton National Bank, which is ample to handle the cash requirement for the corporation for the next twelve months.


JRE Inc. believes that it has sufficient amount of cash to satisfy cash requirements without raising any additional funds in the next twelve months, because the company has enough cash on hand and a line of credit for $25,000 to meet all cash requirements with out having any revenues for the next twelve months.

The predecessor of JRE inc., J. Espo's Inc. does not have any legal or other obligations that would prevent or hindered the JRE Inc. expansion. JRE Inc. spin-off enchanced the corporation operations by allowing the financing community to focus separately on each business. It also enabled JRE Inc. to do business with competitors of the other division of its predecessor.

J R E Inc. does not plan any significant changes in the number of employees or the purchase or sale of plant and significant equipment. The company will not perform any product research and development for the term of the plan.

The company does not know of any trends, events, or uncertainties, that have or are reasonably likely to have a material impact on the corporations short-term or long-term liquidity and net sales or revenues or income from continuing operations. JRE Inc.does not have any significant elements of income or loss from continuing operations. JRE Inc. does not have cause for any material changes from period to period in one or more line items of the companies financial statements.

JRE Inc. is in a seasonal business with spring and summer it peak seasons, but has no effect on the financial conditions or results of operations.

JRE Inc. will expand its web page by offering more men's, women's, and children's clothing and footwear. JRE Inc. President and Director, Jeffrey R Esposito will handling the web page expansion. JRE Inc. plans to further develop its internet business through various partnerships with other related internet companies. At this time JRE Inc. does not have arrangements in place with any other companies.


Description of Property

J R E Inc. does not invest in any real estate related interests. The company has 600 square feet office space at 57 Main Street East Hampton, New York.

Term of the lease are as following.

2002--------$5,000 annually
2003--------$6,000 annually
2004--------$6,000 annually
2005--------$6,000 annually

Security Ownership of Certain Beneficial Owners and Management


Title of                                                               Percent
Class         Name & Address of Owner            Amount Owned           Owned
-----         -----------------------            ------------           -----

Common        Jeffrey R. Esposito                 4,040,250             81.5%
Stock         63 Halsey Street
              Southampton, NY 11968

Common        Kenneth C. Dollman, Esq.              160,000              3.2%
Stock         3 Aspen Street
              Port Jefferson Sta., NY 11776

Common        Joel Esposito                          54,000             1.1%
Stock         39 Eastview Road
              Lake Ronkonkoma, NY 11779

Common        Directors and Officers              4,254,250            85.8%
Stock         As a Group
                                                  ---------           ------


There are no preferred stock and there are no outstanding options, warrants, rights, conversion privilege or similar obligations. There are no arrangements that would result in a change of control of the Corporation. There are no rights for any person to acquire beneficial ownership of any other shares of the corporation. There are no voting trust or similar agreements.


Directors and Executive Officers, Promoters and Control Persons

  Executive Officer          Term             Age                Title
  -----------------          ----             ---                -----

  Jeffrey R. Esposito        1 Year           36           President & Director

  Kenneth C. Dollman, Esq.   1 Year           51           Secretary & Director

  Joel Esposito              1 Year           33           Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors and will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.


J R E Inc.'s only promoter is Jeffrey Esposito, President JRE Inc.

Jeffrey R Esposito, Kenneth C. Dollman Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding (excluding traffic violations and other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.


Jeffrey R. Esposito is the founder and president of J R E, Inc. He has a degree in International Economics and was a scholastic athlete. He played soccer at SUNY Plattsburgh. Mr. Esposito is an avid outdoorsman and world traveler. He oversees all the development of the internet web design and sales operations. His diversified skills make him a key man in the expansion of the corporation. Jeffrey R. Esposito has run the retail and wholesale operation for the past 10 years for JRS Inc. and its predecessors.

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise is in corporate law. Kenneth C. Dollman has operated his own law office for the past 20 years in New York State.

Joel Esposito is Director of the company and his diversified skills in the construction , layout and design of seasonal stores play an important role in the expansion of the company. Joel Esposite has work in the electric and construction field for the past 5 years.

Jeffrey R. Esposito is responsible for JRE Inc. accounting and financial reporting.

No employment agreements with executive officers.


Executive Compensation

Name & Principle           Year     Salary     Bonus     Other Annual       Restricted      Options
Position                                                 Compensation       Stock Awards     SARs     LTIP

Jeffrey R. Esposito        1999     $50,000(3)   0             0               0              0         0
President and              2000     $50,000(3)   0             0               0              0         0
Director                   2001           0(1)   0          $100(2)            0              0         0

Kenneth C. Dollman, Esq.   1999           0(1)   0(1)          0               0              0         0
Secretary and              2000           0(1)   0(1)          0               0              0         0
Director                   2001           0(1)   0(1)       $100(2)            0              0         0

Joel Esposito              1999           0(1)   0(1)          0               0              0         0
Director                   2000           0(1)   0(1)          0               0              0         0
                           2001           0(1)   0(1)        $50(2)            0              0         0


-----------------
(1)      No salary or bonus for that year.
(2) 50,000 shares for each officer and 50,000 shares for each director for services rendered. At the par valued when issued at $.001 per share.
(3)      Salary for predessor J. Espo's Inc.


Certain Relationships and Related Transactions

Jeffrey R. Esposito is 50% owner of and President of Old Barn Dev. Corp. which owns the property that JRE Inc. rents its office space. The note payable to Bridgehampton National Bank is personnel guaranteed by Jeffrey R. Esposito, President and Director. JRE Inc. does not have any promoters.



Description of Securities

J R E Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There are no provisions in the charter documents or bylaws of J R E Inc. that would delay, defer, or prevent a change in control of the corporation.

                                     Part II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balance can be sold in subsequent 90 days periods.

J R E Inc. does not plan to propose to offer any common stock in a public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for JRE Inc. is 43 shareholders.


The corporation has issued shares to its officers and directors for services rendered. Jeffrey R. Esposito, President and Director received 100,000 shares for services rendered. Kenneth C. Dollman, Secretary and Director received 100,000 shares for services rendered. Joel Esposito, Director received 50,000 shares for services rendered.


J R E Inc. has not issued any cash dividend declaration on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do in the future.


Legal Proceedings

J R E Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceeding..

Changes in and Disagreements with Accountants.

J R E Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities

J R E Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. The corporation was not required to register the spinoff since the number of recipients of the spinoff and the circumstances surrounding their relationship with each other and J. Espo's Inc. fell within the basic private offering exemption of Rule 4(2). Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application.
Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Pursuant to a resolution adopted by the board of directors on December 1, 2000, the Company issued 250,000 shares of common stock to officers and directors for legal, treasury and directors' services, valued at $.001 per share. The par value of $.001 was determined as the fair market value since the Company had no assets and there was no readily determinable market value or third-party investors when the stock was issued.

The corporation issued 50,000 shares to its officers and directors on December 1, 2000. Jeffrey R. Esposito, President and Director received 100,000 shares for services rendered. Kenneth C. Dollman, Secretary and Director received 100,000 shares for services rendered. Joel Esposito, Director received 50,000 shares for services rendered. The shares were issued under the basic private offering exemption of Rule 4(2).

Indemnification of Directors and Officers

The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices. The officers and directors indemnification is a provision in the Corporation Certificate of Incorporation.

There are no insurance policies for indemnification of directors and officers.

                                Index to Exhibits


     Ex-2      J R E Inc. Spin Off Agreement with Predecessor J Espo's Inc.*

     Ex-2(i)   Declaration of Dividend (spin Off 10.B-17)*

     Ex-3(i)   Articles of Incorporation*

     EX-3(ii)  By-Laws of J R E Inc.*

     Ex-4      Instruments defining the Rights of Shareholders*

     Ex-10     Material Contracts*


----------------

(1)  Filed herewith

*    Previously filed

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
JRE Inc.
East Hampton, New York

I have audited the accompanying balance sheet of JRE Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRE Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

January 3, 2002

                                    JRE INC.
                                  BALANCE SHEET
                                October 31, 2001


                                     ASSETS
                                     ------

Current assets
    Cash                                                                 $27,488
                                                                         -------

Property and equipment, net                                                1,503
                                                                         -------

Total assets                                                             $28,991
                                                                         =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accrued expenses                                                     $20,000
    Sales tax payable                                                        316
    Income taxes payable                                                     523
                                                                         -------

Total current liabilities                                                 20,839
                                                                         -------

Stockholders' equity
    Common stock, $.001 par value,
        100,000,000 shares authorized and
        4,960,250 shares issued and outstanding                            4,960
    Additional paid-in capital                                             1,609
    Retained earnings                                                      1,583
                                                                         -------

Total stockholders' equity                                                 8,152
                                                                         -------

Total liabilities and stockholders' equity                               $28,991
                                                                         =======












    The accompanying notes are an integral part of the financial statements.

                                    JRE INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Revenue
    Commission income                                                 $   38,575

Selling and administrative expenses                                       36,481
                                                                      ----------

Income from operations                                                     2,094

Other income
    Interest income                                                           12
                                                                      ----------

Income before income taxes                                                 2,106

Income taxes                                                                 523
                                                                      ----------

Net income                                                            $    1,583
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========





















    The accompanying notes are an integral part of the financial statements.




                                                       JRE INC.
                                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           For the Period November 30, 2000 (Inception) to October 31, 2001




                                                           Common Stock                 Additional
                                                  ----------------------------           Paid-in           Retained
                                                    Shares             Amount            Capital           Earnings
                                                  ---------          ---------          ---------          ---------

Balances, November 30, 2000                            --            $    --            $    --            $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.             4,710,250              4,710              1,609               --

    Common stock issued for services,
      valued at $.001 per share                     250,000                250               --                 --

    Net income                                        1,583
                                                  ---------          ---------          ---------          ---------

Balances, October 31, 2001                        4,960,250          $   4,960          $   1,609          $   1,583
                                                  =========          =========          =========          =========

























                              The accompanying notes are an integral part of the financial statements.

                                                               F-4


                                    JRE INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  1,583
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       157
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in accrued expenses                                 20,000
            Increase in sales tax payable                                   316
            Increase in income taxes payable                                523
                                                                       --------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                  22,829
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (1,660)
                                                                       --------

              NET CASH USED IN INVESTING ACTIVITIES                      (1,660)
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                          2,000
    Payments on line of credit                                           (2,000)
    Common stock acquired in spin-off of J. Espo's Inc.                   6,319
                                                                       --------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                   6,319
                                                                       --------

NET INCREASE IN CASH                                                     27,488

CASH - BEGINNING                                                           --
                                                                       --------

CASH - ENDING                                                          $ 27,488
                                                                       ========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid during the year for:
         Interest                                                      $      7
                                                                       ========
                                                                       ========
         Income taxes                                                  $   --
                                                                       ========



    The accompanying notes are an integral part of the financial statements.

                                    JRE INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of JRE Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Sales are transacted primarily through the internet. Merchandise available for sale is held on consignment from a related company. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired a small portion of the business operations net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company and the liabilities that were assumed by the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company and the liabilities assumed by the Company included prepaid expenses of $5,000, fixed assets of $1,660, and short-term debt of $341.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                    JRE INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of office equipment totaling $1,879. Depreciation expense for the period ended October 31, 2001 amounted to $157.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The current income tax expense of $523 consists of federal tax of $293 and New York State Franchise tax of $230.

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                                    JRE INC.
                          Notes to Financial Statements


Note 4 - Commitments and Contingencies

Line of Credit
--------------

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $25,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. There was no outstanding balance on the bank line of credit as of October 31, 2001. Interest expense charged to operations with respect to the bank line of credit was $7.

Lease Commitment
----------------

The Company has entered into a non-cancelable operating lease for office space that commences January 1, 2002 and expires on December 31, 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The lease will provide for monthly rent of $500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2002                                    $  5,000
                2003                                       6,000
                2004                                       6,000
                2005                                       6,000
                                                        --------
                                                        $ 23,000
                                                        ========

The Company also leases seasonal retail space in Amagansett, New York under a month-to-month operating lease that commenced in May 2001 and expired on December 31, 2001. The lease provided for monthly rent of $5,000. Management has indicated its intentions to lease other retail space during summer and holiday seasons.

Rent expense of $22,300 was charged to operations for the period ended October 31, 2001.

Note 7 - Related Party Transactions

The Company has entered into a non-cancelable operating lease for office space located in Easthampton, New York from a corporation that is controlled by the Company's president and principal stockholder. The lease will require monthly payments of $500, and the Company is responsible for all insurance and utilities.

Merchandise sold is held on consignment from a related company. The consigned goods are included in the inventory of the related company.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                        INDEPENDENT ACCOUNTANT'S REPORT
                        -------------------------------


To the Board of Directors and Stockholders
JRE Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of JRE Inc. as of January 31, 2002, and the related statements of income, stockholders' equity and cash flows, for the three months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. a review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an pinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.


Plainview, New York

March 6, 2002



                                         JRE INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------

                                                               January 31,    October 31,
                                                                  2002           2001
                                                               (Unaudited)     (Audited)
                                                                 -------        -------
Current assets
    Cash                                                         $ 5,513        $27,488
    Due from officer/stockholder                                   6,507           --
                                                                 -------        -------
Total current assets                                              12,020         27,488

Property and equipment, net                                        1,441          1,503
                                                                 -------        -------
Total assets                                                     $13,461        $28,991
                                                                 =======        =======


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Accounts payable, related party                              $  --          $20,000
    Accrued expenses                                               1,000           --
    Note payable                                                     500           --
    Sales tax payable                                                204            316
    Income taxes payable                                            --              523
                                                                 -------        -------
Total current liabilities                                          1,704         20,839
                                                                 -------        -------
Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding     4,960          4,960
    Additional paid-in capital                                     1,609          1,609
    Retained earnings                                              5,188          1,583
                                                                 -------        -------
Total stockholders' equity                                        11,757          8,152
                                                                 -------        -------
Total liabilities and stockholders' equity                       $13,461        $28,991
                                                                 =======        =======


                  See accompanying notes and accountant's review report.

                                            F-10

                                    JRE INC.
                               STATEMENT OF INCOME
                   For the Three Months Ended January 31, 2002



Revenue
    Commission income                                                 $    6,711

Selling and administrative expenses                                        3,163
                                                                      ----------
Income from operations                                                     3,548

Other income
    Interest income                                                           57
                                                                      ----------
Net income                                                            $    3,605
                                                                      ==========
Net income per common share                                           $      .00
                                                                      ==========
Weighted average common shares outstanding                             4,960,250
                                                                      ==========


             See accompanying notes and accountant's review report.



                                       JRE INC.
                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the Period November 30, 2000 (Inception) to January 31, 2002



                                             Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                          Shares      Amount     Capital    Earnings
                                        ---------   ---------   ---------   ---------

Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710       1,609        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --         1,583
                                        ---------   ---------   ---------   ---------

Balances, October 31, 2001              4,960,250       4,960       1,609       1,583

    Net income for the period                --          --          --         3,605
                                        ---------   ---------   ---------   ---------

Balances, January 31, 2002              4,960,250   $   4,960   $   1,609   $   5,188
                                        =========   =========   =========   =========


                See accompanying notes and accountant's review report.

                                          F-12

                                    JRE INC.
                             STATEMENT OF CASH FLOWS
                   For the Three Months Ended January 31, 2002



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  3,605
    Adjustments to reconcile net income to net
         cash used in operating activities
         Depreciation                                                        63
         Changes in assets and liabilities
            Decrease in accounts payable, related party                 (20,000)
            Increase in accrued expenses                                  1,000
            Decrease in sales tax payable                                  (113)
            Decrease in income taxes payable                               (523)
                                                                       --------
              NET CASH USED IN OPERATING ACTIVITIES                     (15,968)
                                                                       --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Advances to officer/stockholder                                      (6,800)
    Repayments from officer/stockholder                                     293
                                                                       --------
              NET CASH USED IN INVESTING ACTIVITIES                      (6,507)
                                                                       --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                            500
                                                                       --------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                     500
                                                                       --------
NET DECREASE IN CASH                                                    (21,975)

CASH - BEGINNING                                                         27,488
                                                                       --------
CASH - ENDING                                                          $  5,513
                                                                       ========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                                      $   --
                                                                       ========
         Income taxes                                                  $    512
                                                                       ========


             See accompanying notes and accountant's review report.

                                    JRE INC.
                                   FORM 10QSB
                         QUARTER ENDED JANUARY 31, 2002
                          Notes to Financial Statements
                                   (Unaudited)




Note 1 - Condensed Financial Statements

Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of JRE Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

 Note 2 - Net Income Per Common Share

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have audited the accompanying balance sheets of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the results of its operations and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000, in conformity with generally accepted accounting principles.



Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

February 26, 2002

                                 J. ESPO'S INC.
                                 BALANCE SHEETS


                                     ASSETS
                                     ------


                                                           June 6,   October 31,
                                                            2001        2000
                                                           --------  -----------
Current assets
    Cash                                                   $ 15,704   $145,711
    Accounts receivable                                        --        2,076
    Inventory                                               342,192    253,840
    Prepaid expenses                                          5,447      3,050
                                                           --------   --------

Total current assets                                        363,343    404,677
                                                           --------   --------

Property and equipment, net                                  39,945     46,982
                                                           --------   --------

Other assets
    Deferred income taxes                                     2,993      2,993
                                                           --------   --------

Total assets                                               $406,281   $454,652
                                                           ========   ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accounts payable                                       $   --     $ 10,928
    Note payable                                             33,969       --
    Due to officer/stockholder                               28,742     27,610
    Current portion of long-term debt                         5,174      4,869
    Accrued expenses                                           --       11,201
    Payroll taxes payable                                       341        610
    Sales tax payable                                         1,049      1,175
    Income taxes payable                                       --        4,598
                                                           --------   --------

Total current liabilities                                    69,275     60,991
                                                           --------   --------

Long-term liabilities
    Long-term debt, net of current portion                    6,164      9,666
                                                           --------   --------

Stockholders' equity
    Common stock, $.01 par value,
        authorized - 25,000,000 shares,
        issued and outstanding - 4,710,250 shares            47,103     47,103
    Additional paid-in capital                              263,456    263,456
    Retained earnings                                        20,283     73,436
                                                           --------   --------

Total stockholders' equity                                  330,842    383,995
                                                           --------   --------

Total liabilities and stockholders' equity                 $406,281   $454,652
                                                           ========   ========



    The accompanying notes are an integral part of the financial statements.

                                 J. ESPO'S INC.
                            STATEMENTS OF OPERATIONS



                                                    Period From
                                                    Nov. 1, 2000     Year Ended
                                                     to June 6,      October 31,
                                                        2001            2000
                                                    -----------     -----------

Sales                                               $   303,110     $   591,564

Cost of goods sold                                      211,129         362,759
                                                    -----------     -----------

Gross profit                                             91,981         228,805

Selling and administrative expenses                     145,239         212,022
                                                    -----------     -----------

Income (loss) from operations                           (53,258)         16,783
                                                    -----------     -----------

Other income (expense)
    Interest income                                       1,597           2,094
    Interest expense                                     (1,492)         (4,478)
                                                    -----------     -----------

Total other income (expense)                                105          (2,384)
                                                    -----------     -----------

Income (loss) before income taxes                       (53,153)         14,399

Income taxes                                               --             3,808
                                                    -----------     -----------

Net income (loss)                                   $   (53,153)    $    10,591
                                                    ===========     ===========

Net income (loss) per common share                  $      (.01)    $       .00
                                                    ===========     ===========

Weighted average common shares outstanding            4,710,250       4,304,396
                                                    ===========     ===========

















    The accompanying notes are an integral part of the financial statements.


                                              J. ESPO'S INC.
                                       STATEMENTS OF CASH FLOWS



                                                                   Period From
                                                                   Nov. 1, 2000           Year Ended
                                                                    to June 6,            October 31,
                                                                       2001                  2000
                                                                   -------------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                               $ (53,153)             $  10,591
    Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities
         Depreciation                                                  12,823                 21,990
         Deferred income taxes                                           --                     (868)
         Common stock issued for services                                --                      600
         Common stock retired                                            --                      (60)
         Changes in assets and liabilities
            (Increase) Decrease in accounts receivable                  2,076                  4,521
            (Increase) Decrease in inventory                          (88,352)                 2,556
            (Increase) Decrease in prepaid expenses                    (2,397)                (1,078)
            Increase (Decrease) in accounts payable                   (10,928)                (9,567)
            Increase in accrued expenses                              (11,201)                 7,364
            Increase (Decrease) in payroll taxes payable                 (269)                   610
            Increase (Decrease) in sales tax payable                     (126)                (3,344)
            Increase (Decrease) in income taxes payable                (4,598)                 3,019
                                                                    ---------              ---------

          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (156,125)                36,334
                                                                    ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                (5,787)                (9,586)
                                                                    ---------              ---------

          NET CASH USED IN INVESTING ACTIVITIES                        (5,787)                (9,586)
                                                                    ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                      171,000                231,500
    Repayment of line of credit                                      (137,031)              (286,000)
    Payments on long-term borrowing                                    (3,197)                (4,090)
    Loans from officer/stockholder                                     35,322                 72,750
    Repayment of loans from officer/stockholder                       (34,189)               (48,965)
    Proceeds from sales of common stock                                  --                  150,000
                                                                    ---------              ---------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                    31,905                115,195
                                                                    ---------              ---------

NET INCREASE (DECREASE) IN CASH                                      (130,007)               141,943

CASH - BEGINNING OF YEAR                                              145,711                  3,768
                                                                    ---------              ---------

CASH - END OF YEAR                                                  $  15,704              $ 145,711
                                                                    =========              =========


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for interest                          $   1,492              $   4,478
                                                                    =========              =========
    Cash paid during the year for income taxes                      $   5,032              $   1,982
                                                                    =========              =========
    Conversion of shareholder loan to capital stock                 $    --                $ (20,000)
                                                                    =========              =========


                  The accompanying notes are an integral part of the financial statements.

                                                   F-18





                                                       J. ESPO'S INC.
                                       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       For the Period November 1, 1999 to June 6, 2001



                                                                Common Stock                   Additional
                                                       ------------------------------           Paid-in            Retained
                                                         Shares              Amount              Capital            Earnings
                                                       ----------          ----------          ----------        ----------

Balances, November 1, 1999                              2,356,250          $   23,563          $  116,456         $   62,845

    Officer's loan converted to stock                   2,000,000              20,000                --                 --

    Common stock issued for services,
      valued at $.01 per share                             60,000                 600                --                 --

    Common stock retired                                   (6,000)                (60)               --                 --

    Sale of common stock                                  300,000               3,000             147,000               --

    Net income                                             10,591
                                                       ----------          ----------          ----------         ----------

Balances, October 31, 2000                              4,710,250              47,103             263,456             73,436

    Net loss for the period                               (53,153)
                                                       ----------          ----------          ----------         ----------

Balances, June 6, 2001                                  4,710,250          $   47,103          $  263,456         $   20,283
                                                       ==========          ==========          ==========         ==========




                                                           F-19


                                 J. ESPO'S INC.
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization
------------

The financial statements presented are those of J. Espo's Inc. ("the Company").
J. Espo's was incorporated under the laws of the state of New York on June 18, 1999. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Fiscal Year

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value. Inventory consists entirely of finished goods.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Machinery and equipment, automobile and leasehold improvements are depreciated over 5 years, and furniture and fixtures are depreciated over 7 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

                                 J.ESPO'S INC.
                         Notes to Financial Statements


Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 2 - Common Stock Transactions

During the year ended October 31, 2000, J. Espo's converted officer's loans to 2,000,000 shares of common stock, valued at $.01 per share, and issued 60,000 shares of common stock to directors of J. Espo's for services, valued at $.01 per share. In addition, J. Espo's issued 300,000 shares of common stock to individual shareholders at $.50 per share, and retired 6,000 shares of common stock that were issued to former directors of the Company.

Note 3 - Property and Equipment

Property and equipment consisted of the following:

                                                        June 6,    October 31,
                                                         2001         2000
                                                       --------    -----------

Machinery and equipment                                $ 11,543     $  9,664
Furniture and fixtures                                   25,723       21,816
Automobile                                               30,795       30,795
Leasehold improvements                                   55,850       55,850
                                                       --------     --------
                                                        123,164      118,125
Less accumulated depreciation                            83,966       71,143
                                                       --------     --------
                                                       $ 39,945     $ 46,982
                                                       ========     ========

Depreciation expense for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000 amounted to $12,823 and $21,990, respectively.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 4 - Income Taxes

Income tax expense is based on reported results of operations; deferred federal income taxes reflect the impact of temporary differences. Income taxes consisted of the following:

                                                          June 6     October 31,
                                                           2001         2000
                                                         -------      -------

Current taxes
   Federal                                               $  --       $ 2,728

   State                                                    --         1,870
                                                         -------     -------

                                                            --         4,598
                                                         -------     -------

Deferred tax expense (benefit)

   Federal                                                  --          (428)
   State                                                    --          (440)
                                                         -------     -------

                                                            --          (868)
                                                         -------     -------

Effect of prior year under-accrued taxes                    --            78
                                                         -------     -------



                                                         $  --       $ 3,808
                                                         =======     =======

Note 5 - Note Payable

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. The outstanding balance on the bank line of credit was $33,969 on June 6, 2001. There was no outstanding balance on the bank line of credit on October 31, 2000.

Note 6 - Long-term Debt

Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/stockholder of the Company. Interest expense related to the automobile loan was $882 for the period November 1, 2000 to June 6, 2001 and $1,489 for the year ended October 31, 2000.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Long-term debt matures as follows:

      2001                                                        $ 1,672
      2002                                                          5,334
      2003                                                          4,332
                                                                  -------

                                                                  $11,338
                                                                  =======

Note 7 - Lease Commitment

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2001                                            $ 19,200
                2002                                              19,200
                2003                                              38,200
                2004                                              42,000
                                                                --------
                                                                $118,600
                                                                ========

Rent expense of $11,200 and $19,500 was charged to operations for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000, respectively.

Note 8 - Litigation

The Company was a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company had anticipated obtaining a favorable judgment in the case. However, the Company entered into a settlement on May 15, 2000 to pay the supplier $20,000 for merchandise that had already been sold.

Note 9 - Related Party Transactions

The Company leases its Easthampton, New York store from a corporation that is 50%-owned by the Company's principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amounts of $28,742 and $27,610 as of June 6, 2001 and October 31, 2000, respectively. There were no specific repayment terms on the amount due to an officer/stockholder.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 10 - Subsequent Events

On June 7, 2001, the business operations and substantially all of the net assets of the Company were acquired by three newly formed companies, Surf Group Inc., JRE Inc., and Sun & Surf Inc., whereby each of the new companies distributed all of their outstanding shares of common stock as a dividend to the Company's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of each of the three new the companies' common stock for each share of the Company's common stock held of record as of December 18, 2000. The Spinoff was accomplished through distribution agreements which defined the assets that were contributed to and the liabilities that were assumed by the three new companies.

                                   Signatures



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         J R E Inc.
                                            ------------------------------------
                                                        (Registrant)

Date:  May 10, 2002                         By: /s/  Jeffrey R. Esposito
      ---------------                           --------------------------------
                                                         (Signature)



                                       10